Addendum to Form 3 of

Red Cat Management Associates, Inc.

June 19, 2006

(1)

These shares are owned directly by The Red Cat Limited Partnership, a ten percent owner of the issuer, and indirectly by each of Red Cat Management Associates, Inc., Ronald D. Croatti and Cynthia Croatti. Red Cat Management Associates, Inc. is the general partner of The Red Cat Limited Partnership, and Ronald D. Croatti and Cynthia Croatti are also officers, directors and shareholders of Red Cat Management Associates, Inc. Each of the reporting persons disclaims beneficial ownership of these reported securities, except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of these securities for purposes of Section 16 or any other purpose.